Mail Stop 4561

      July 15, 2005

Michael R. Anastasio
Chief Financial Officer
Gabelli Asset Management Inc.
One Corporate Center
Rye, NY 10580-1422

      Re:	Gabelli Asset Management Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 001-14761

Dear Mr. Anastasio:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Form 10-K for the year ended December 31, 2004:

   General

1. Section 3(a)(1) of the Investment Company Act of 1940 (the
"Investment Company Act") defines an investment company, in relevant part, as:

Any issuer which - (a) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities .... or (c) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding
40
per centum of the value of such issuer`s total assets (exclusive of
Government securities and cash items) on an unconsolidated basis.

Based on Gabelli Asset Management Inc.`s ("Gabelli") Form 10-K for the year ended December 31, 2004, it appears that Gabelli owns investment securities having a value of greater than 40 percent of its total assets (exclusive of Government securities and cash items) on a consolidated basis. Please provide financial information, on an unconsolidated basis, that indicates the percentage of Gabelli`s total assets (exclusive of Government securities and cash items) that are investment securities.

If more than 40 percent of Gabelli`s total assets are investment securities under section 3(a)(1)(C), please explain (if true) why you believe that Gabelli is not an investment company subject to registration and regulation under the Investment Company Act. If you conclude, however, that Gabelli is an investment company, please explain what steps Gabelli has taken to resolve its status as an investment company under the Investment Company Act.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

   Asset Highlights, page 30

2. The change in your assets under management presented in the table on page 30 does not appear to reconcile to the net cash inflow/outflow amounts presented in the table on page 31 Please tell us the reason for the difference and revise future filings to reconcile these amounts by product line.

   Financial Statements

Note A - Significant Accounting Policies - Investments in
Partnerships and Affiliates, page F-10

3. We note that you account for your investments in partnerships and affiliates using the equity method. We also note in footnote C on page F-14 that you are a General Partner or co-General Partner in various limited partnerships. Tell us how you determined that you are not required to consolidate your investments in these limited partnerships citing the authoritative accounting literature you relied upon.


Note A - Significant Accounting Policies - Recently Issued
Accounting
Standards, page F-12

4. Please tell us and revise future filings to disclose the impact EITF 04-5 will have on your financial statements when adopted.
Refer
to SAB Topic 11M.

   Form 10-Q for the quarter ended March 31, 2005

   Recent Accounting Developments, page 18

5. We note that you implemented FIN 46R for the quarter ended September 30, 2004. Please tell us how you determined that you were not required to implement FIN 46R as of March 31, 2004, i.e., the first period ending after March 15, 2004, based on the guidance in paragraphs 27-36 of FIN 46R.

6. On page 19 you state that you were not the primary beneficiary for most of the partnerships and offshore funds you manage that were determined to be VIEs. Please tell us and revise future filings to provide the disclosures required by paragraphs 23 - 26 of FIN 46R related to VIEs in which you are primary beneficiary or the holder of a significant variable interest.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Benjamin Phippen, Staff Accountant, at (202)
551-3697 or Amit Pande, Assistant Chief Accountant, at (202) 551-
3423
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Kathryn McHale at (202) 551-
3464
or me at (202) 551-3698 with any other questions.


   								Sincerely,



      Mark Webb
      Legal Branch Chief



   cc: 		Gregory Fernicola, Esq.
   		Skadden, Arps, Slate, Meagher & Flom LLP
   		Four Times Square
   		New York, NY 10036-6522